MANULIFE FINANCIAL CORPORATION
SECOND QUARTER REPORT TO SHAREHOLDERS	2
FOR THE QUARTER ENDED JUNE 30, 2005

Financial Highlights
Message to Shareholders
Key Performance Measures
Management’s Discussion and Analysis
Statistical Summary
Shareholder Information

Financial Highlights

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)	2005	2004	% Change

Net income	$844	$654	29
Less: net income (loss) attributed to participating policyholders	5	(2)	N/A

Net income attributed to shareholders	$839	$656	28
Preferred share dividends	(4)	—	N/A

Net income available to common shareholders	$835	$656	27

Premiums and deposits:
Life and health insurance premiums	$3,670	$3,262	13
Annuity and pension premiums	913	905	1
Segregated fund deposits	7,285	6,474	13
Mutual fund deposits	1,661	1,665	—
ASO premium equivalents	549	424	29
Other fund deposits	261	230	13

Total premiums and deposits	$14,339	$12,960	11

Funds under management:
General fund	$170,432	$181,036	(6)
Segregated funds	128,730	113,850	13
Mutual funds	35,137	34,877	1
Other funds	29,704	30,123	(1)

Total funds under management	$364,003	$359,886	1

Capitalization:
Long-term debt	$2,597	$3,030	(14)
Liabilities for preferred shares and capital instruments	1,961	2,018	(3)
Non—controlling interest in subsidiaries	148	273	(46)
Equity
Participating policyholders’ equity	164	145	13
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	14,528	14,552	—
Contributed surplus	97	143	(32)
Retained earnings and currency translation account	9,010	9,066	(1)

Total capital	$28,849	$29,227	(1)

Selected key performance measures:
Basic earnings per common share	$1.05	$0.93
Diluted earnings per common share	$1.04	$0.92
Return on common shareholders’ equity (annualized)	14.3%	14.0%
Book value per common share	$29.64	$29.31
Common shares outstanding (in millions)
End of period	797	811
Weighted average — basic	799	706
Weighted average — diluted	806	712
MFC 2005 Q2 Report       1

Message to Shareholders
Manulife Financial Corporation reported record second quarter shareholders’ earnings of $839 million.
Earnings increased 28 per cent over the same quarter last year.
Manulife Financial Corporation reported shareholders’ net income of $839 million for the second quarter of 2005, an increase of 28 per cent over a year earlier. Earnings per common share increased by 13 per cent to $1.05 from $0.93 reported in the second quarter of 2004. In addition, the Company’s return on common shareholders’ equity increased from 14.1 per cent in the first quarter of 2005 to 14.3 per cent this quarter.
The quarter also marked the one-year anniversary of the John Hancock transaction. We are very pleased with the enhanced scale, strong product portfolio and diversified distribution that the organization has realized through this acquisition. The anticipated synergies are evident in the impressive sales results, particularly those recorded in the U.S. Individual Insurance and Annuities segments, and our record level of shareholders’ earnings.
In the second quarter, investment results, credit, claims and expenses were favourable. Good progress was also made on the John Hancock integration and the Company remains on-track to exceed financial targets.
Included in the financial results for the second quarter of 2005 were a number of non-recurring items, which resulted in a net $7 million negative impact to earnings in the quarter. These items include a $26 million charge resulting from final adjustments to the John Hancock purchase equation, $28 million of integration expenses and a $47 million gain due to aligning investment policies in Canadian Individual Insurance.
Total premiums and deposits for the second quarter of $14.3 billion were $1.4 billion higher than reported in the second quarter of 2004. The increase from the prior year period reflects an additional month of John Hancock contribution, strong variable annuity sales in Japan and the U.S. and strong sales in Canadian Group Pensions. These results were partially offset by the decline of the U.S. dollar versus the Canadian dollar over the past year.
Funds under management were $364.0 billion as at June 30, 2005, an increase of $14 billion over the previous quarter. Compared to June 30, 2004, funds under management were up $4 billion, primarily driven by gains in U.S. Wealth Management and Canada.
Operating Highlights
•	During the second quarter, Manulife-Sinochem continued to expand operations in the fast growing Chinese life insurance market with the opening of the Dongguang sales office in mid-south Guangdong province. In addition, new approvals have been received for a sales office in Hangzhou, Zhejiang and a branch office in Nanjing, Jiangsu, which will increase Manulife’s presence to eight cities in China.

•	In Hong Kong, Manulife (International) Limited (“MIL”) entered into a bancassurance alliance with CITIC Ka Wah Bank. As a result of the agreement, CITIC Ka Wah began distributing MIL’s retirement savings insurance plan to its retail banking customers in Hong Kong. The
2       MFC 2005 Q2 Report

relationship is expected to broaden as both corporations work together to identify market opportunities and to promote tailored financial solutions to customers.

•	Manulife Financial’s U.S. Wealth Management Division announced it has entered into a sub-advisory relationship with Boston-based institutional asset manager Grantham, Mayo, Van Otterloo & Co. (GMO). Following receipt of required approvals, John Hancock Funds will adopt eight of GMO’s mutual funds, expanding its existing product line-up to 40 open-end retail mutual funds. The funds will come to John Hancock, together with their strong investment track record, as GMO will continue to manage the funds under a sub-advisory relationship. The agreement builds on the Division’s leading position in the variable annuity and 401(k) retirement plan markets and reaffirms Manulife’s commitment to becoming a top-tier player in the U.S. mutual fund marketplace.

•	Early in the third quarter, Manulife announced it would acquire Prudential Timber Investments, Inc., the timberland investment management unit of Prudential Financial, Inc. In a separate transaction, Manulife agreed to acquire timberland assets from Harvard University. As a result, Manulife will approximately double the size of its assets under management in this category and will also hold a portion of these long-term timber assets directly for our own investment accounts. Both transactions are expected to close prior to year-end subject to relevant approvals.

•	Manulife Financial continued to develop and enhance its product line-up with new products and features introduced in a variety of markets:
➢	In the United States, John Hancock added Protection UL-G to its top-performing product portfolio. The new product provides a unique combination of competitively priced guaranteed death benefit protection and flexible design options.

➢	Also in the U.S., the Wealth Management Division launched a new rider for its family of variable annuities. The new guaranteed minimum withdrawal benefits can guarantee retirement income that can last a lifetime and increase with favourable market performance.

➢	In Canada, Manulife Investments introduced Simplicity, a sophisticated asset allocation wrap program available in either a mutual fund or segregated fund option.

➢	Manulife (Singapore) launched Scholar, an innovative plan that helps parents build an education fund that pays three guaranteed annual payouts during the child’s university years.
•	Manulife Financial continued to be recognized as providing superior customer service. For the fourth consecutive year, Manulife Mutual Funds ranked first in Canada for customer service according to an ongoing study by Environics Research Group. In Hong Kong, Manulife (International) Limited won Next Magazine’s “Top Service Awards 2005” in the “Insurance Company” category.

•	During the second quarter, Manulife Financial repurchased and cancelled over 6.6 million shares at a total cost of approximately $379 million.
Dominic D’Alessandro
President and Chief Executive Officer
MFC 2005 Q2 Report       3

Key Performance Measures

Shareholders’	Diluted Earnings	Return on Common
Net Income	per Common Share	Shareholders’ Equity
(Canadian $ in millions, unaudited)	(Canadian $, unaudited)	(annualized %, unaudited)

Premiums and	Funds Under
Deposits	Management	Capital
(Canadian $ in millions, unaudited)	(Canadian $ in billions, unaudited)	(Canadian $ in millions, unaudited)

4       MFC 2005 Q2 Report

Management’s Discussion and Analysis
Net Income
Manulife Financial Corporation reported shareholders’ net income of $839 million for the second quarter ended June 30, 2005, up 28 per cent from $656 million in 2004. The increase is attributable to strong investment results, good organic growth in the U.S. wealth management operations as well as the Canadian and Japan businesses, and an additional month of earnings from John Hancock Financial, which was acquired on April 28, 2004. Since then, the Company has made substantial progress in the integration of the operations of the two organizations.
The purchase equation with respect to the John Hancock acquisition was adjusted and finalized during the second quarter of 2005. The adjustments have increased goodwill under Canadian Generally Accepted Accounting Principles by $407 million to $7,848 million and reduced net income in the quarter by $26 million after tax. The adjustments made to the goodwill are comprised of:
•	Refinement of policy liability valuation models;

•	Other refinement of fair values; and

•	Additional restructuring accruals.
Year-to-date shareholders’ net income was $1,640 million, up 52 per cent from the $1,081 million reported in 2004.
Diluted Earnings per Common Share and Return on Common Shareholders’ Equity
The second quarter diluted earnings per common share of $1.04 grew by 13 per cent compared to $0.92 in 2004 and return on common shareholders’ equity for the three months ended June 30, 2005 was 14.3 per cent compared to 14.0 per cent in 2004.
Premiums and Deposits
Premiums and deposits for the second quarter were $14.3 billion compared to $13.0 billion in 2004. The growth was driven by increased sales of the variable annuity product in Japan and the U.S. along with solid business growth in the Canadian wealth management businesses. The increase was also attributable to the contribution of a full quarter’s impact of the John Hancock businesses compared to two months in the second quarter of 2004, partially offset by the impact of a strengthening Canadian dollar.
Funds under Management
Funds under management increased to $364.0 billion as at June 30, 2005 compared to $359.9 billion as at June 30, 2004. The growth was driven by positive segregated fund net sales of $13.9 billion, which was significantly offset by scheduled maturities of institutional annuities in Guaranteed and Structured Financial Products and the negative impact of a strengthening Canadian dollar.
Capital
Total capital was $28.8 billion as at June 30, 2005 down slightly from $29.2 billion as at June 30, 2004. Net income in the past 12 months and the addition of $350 million of preferred shares issued on February 10, 2005 were more than offset by shareholder dividends, the repurchase of shares and the negative impact of a strengthening Canadian dollar.
Results of Operations By Divisions
U.S. Protection Division
U.S. Protection’s 2005 second quarter shareholders’ net income of $157 million increased from the $137 million reported in the second quarter of 2004. Earnings continued to benefit from the very favourable mortality experience in the Individual Insurance business consistent with the prior year and improved new business margins in Long-Term Care. The increase in the quarter’s net income also reflected a full quarter’s impact of the John Hancock merger compared to only two months in the second quarter of 2004 and the negative impact of a stronger Canadian dollar. Year-to-date shareholder earnings were $292 million, up 42 per cent over 2004.
MFC 2005 Q2 Report       5

Premiums and deposits of $1.6 billion for the quarter were only modestly above the $1.5 billion reported in the second quarter of 2004. On a U.S. dollar basis, premiums and deposits increased by 23 per cent, primarily due to the second quarter of 2005 including a full quarter’s impact of the John Hancock merger compared to only two months in 2004. The increase was also supported by strong in-force growth in the Long-Term Care business, partially offset by lower Long-Term Care sales and the negative impact of a stronger Canadian dollar. A number of new Individual Insurance products are being launched in the second half of 2005 to drive sales growth.
Funds under management of $59.1 billion were slightly lower than the $60.4 billion reported in 2004 due to the negative impact of a stronger Canadian dollar. On a U.S. dollar basis, funds under management increased by seven per cent due to business growth and the impact of equity market growth.
U.S. Wealth Management Division
U.S. Wealth Management Division’s net income for the second quarter of 2005 was $135 million, substantially higher than the $98 million reported in the prior year quarter, reflecting the additional month of earnings from the John Hancock business in 2005 compared to only two months’ contribution in the prior year quarter. Higher earnings for the second quarter were also due to an increase in fee income as a result of higher average assets in the variable annuity and John Hancock Retirement Plan Services businesses, partially offset by the impact of a strong Canadian dollar. Year-to-date net income was $271 million compared to $162 million reported in 2004.
Premiums and deposits for the quarter of $6.6 billion were slightly ahead of the $6.4 billion reported in the second quarter of 2004, reflecting the additional month of premiums and deposits for the John Hancock businesses in 2005 compared to the two months of premiums and deposits in the prior year quarter. On a U.S. dollar basis, normalized for a full quarter, all businesses experienced an increase in premiums and deposits year-over-year other than Mutual Funds, which benefited from opportunistic closed end mutual fund deposits in 2004. Most notably, premiums and deposits in John Hancock Retirement Plan Services grew by 15 per cent on a U.S. dollar basis, driven by the impact of higher recurring deposits from the growing block of in-force participants.
As at June 30, 2005, funds under management of $136.4 billion were five per cent higher than the $130.5 billion reported a year ago. On a U.S. dollar basis, funds under management increased 14 per cent. The increase in funds under management was a result of continued strong net policyholder cash flows in the John Hancock Retirement Plan Services and variable annuity businesses over the past 12 months.
Guaranteed and Structured Financial Products Business Unit (G&SFP)
The Guaranteed and Structured Financial Products business unit’s second quarter earnings of $114 million was substantially higher than the $57 million reported in the second quarter of 2004. The quarter’s increase was driven primarily by favourable investment results as well as an additional month of earnings in 2005 when compared to the second quarter of 2004. Year-to-date net income in 2005 was $182 million.
Second quarter premiums and deposits of $426 million were up 35 per cent from $316 million reported in the second quarter of 2004, driven by opportunistic segregated fund deposits in the quarter.
Funds under management of $39.8 billion as at June 30, 2005 were down 15 per cent from a year ago as scheduled maturities have exceeded new sales volume in the past year. Also contributing to the decrease was the impact of the weakened U.S. dollar.
Canadian Division
Canadian Division shareholders’ net income for the second quarter of $191 million increased by 33 per cent from the $144 million reported for the same period last year reflecting strong growth in the earnings from in-force business. The growth in the quarter’s earnings was also attributable to favourable claims experience from the Group Life & Health operations, which was partially offset by lapses in the Individual Life Insurance business. During the quarter, there were also offsetting income impacts on actuarial liabilities from updating the investment strategies on the asset portfolio supporting the Maritime Life business and updating the projected investment yields on these portfolios for interest rate movements. The growth in the quarter’s earnings was also partially attributable to the additional month of contribution from John Hancock’s
6       MFC 2005 Q2 Report

Maritime Life business during the second quarter of 2005. Year-to-date shareholders’ earnings of $375 million were up 37 per cent over the first six months of 2004.
Premiums and deposits for the quarter were $3.3 billion, up 25 per cent from the $2.7 billion reported for the same period last year. The Division’s increase in premiums and deposits was due to the strong contribution from the group insurance business in addition to strong performance in Individual Wealth Management and Group Pensions segregated fund sales.
Funds under management of $64.2 billion as at June 30, 2005 were 13 per cent higher than the $56.8 billion reported for June 30, 2004. The increase is driven primarily from segregated and mutual fund assets and is attributable to positive client cash flows and investment returns as a result of improved equity markets. Additionally, there was significant growth in Manulife Bank assets due to high loan volumes.
Asia and Japan Division
The Asia and Japan Divisions were combined in June 2005. The newly combined Division’s shareholders’ net income of $132 million in the second quarter of 2005 was five per cent higher, on a Canadian dollar basis, than the $126 million reported in the second quarter of 2004. On a U.S. dollar basis, the increase was 15 per cent and was driven by growth in variable annuity and universal life business in Japan, the Mandatory Provident Fund business in Hong Kong and the integration of acquired companies in Indonesia. Partially offsetting this increase were lower investment and lapse gains in Japan as well as the impact of a stronger Canadian dollar. Year-to-date shareholders’ net income was $291 million, an increase of 21 per cent.
Premiums and deposits increased by 18 per cent in the second quarter to $2.1 billion compared to the same quarter in 2004. Premiums increased by seven per cent, on a U.S. dollar basis due to strong sales in Japan’s universal life product; one additional month of premiums from the John Hancock Singapore block of business; and growth of Hong Kong’s insurance business. Deposits increased 45 per cent on a U.S. dollar basis. This increase was fuelled by Japan variable annuity sales, which were 77 per cent higher than last year reflecting the continued strength of sales through Mitsubishi Tokyo Financial Group (MTFG) and United Financial of Japan (UFJ) Bank affiliates; the launch of Hong Kong’s Single Premium Unit-Linked product introduced in late 2004; and healthy mutual fund sales in Indonesia.
Funds under management increased by $3.4 billion to $29.7 billion as at June 30, 2005 compared to $26.3 billion as at June 30, 2004. The increase was attributable to higher net policyholder cash flows from wealth management products in Japan and Hong Kong as well as substantial mutual fund deposits over the past year in Indonesia. This increase was partially offset by higher withdrawals in Indonesia when interest rates rose late in the first quarter of 2005; the impact of maturities and surrenders on the declining block of policies acquired from Daihyaku; and the impact of a stronger Canadian dollar.
Reinsurance Division
Reinsurance Division reported net income of $30 million in the second quarter of 2005, a decrease of $34 million from the $64 million reported in the second quarter of 2004. The lower earnings in the quarter compared to the previous year were partially due to unfavourable claims experience in the closed accident reinsurance line. The impact of equity markets on segregated fund guarantees and the strengthened Canadian dollar also contributed to the decline in earnings from the previous year. Year-to-date net income was $72 million compared to $101 million in 2004.
Premiums of $296 million were $35 million or 13 per cent higher than in the second quarter of 2004. The increase was largely attributable to the International Group Program business, partially offset by decreases in Life and Property and Casualty Reinsurance premiums in the quarter and the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, Reinsurance Division reported an increase in premiums of 24 per cent in the quarter compared to the second quarter of 2004.
Corporate and Other Segment
The Corporate and Other segment is comprised of Investment Division’s external asset management business, earnings on excess capital, transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events. The segment also includes the John Hancock Accident and Health operations, which are primarily contracts in legal dispute.
The Corporate and Other segment reported second quarter net income of $80 million, an increase of $50 million from the second quarter of 2004. This earnings growth was largely driven by strong investment results on assets within the Corporate
MFC 2005 Q2 Report       7

segment; the inclusion of three months of John Hancock’s Corporate and Other segment compared to only two months in the same period in 2004; and a $10 million earnings increase from changes in actuarial methods and assumptions. Year-to-date net income was $157 million compared to $40 million reported in 2004.
Risk Management
The Company’s risk management practices and key risk factors are outlined on pages 66 to 74 of the 2004 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.
Accounting Policies
The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 85 to 87 of the 2004 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning of asset impairment and the determination of actuarial liabilities as described on page 75 of the 2004 Annual Report.
There have not been any changes to the Company’s accounting policies in 2005, other than those described in note 2 of the unaudited interim consolidated financial statements. Changes in accounting policies in 2005 pertain to variable interest entities and financial instruments. These changes and their impact on results are consistent with the disclosure in note 2 of the audited consolidated financial statements in the 2004 Annual Report. Certain comparative amounts have been restated as a result of these changes.
Quarterly Dividend
On May 5, 2005, the Board of Directors declared a quarterly shareholders’ dividend of $0.30 per share on common shares. Dividends of $0.25625 and $0.29063 per share were also declared on the Company’s Non-cumulative Class A Shares Series 1 and Non-cumulative Class A Shares Series 2, respectively. These dividends were paid on June 20, 2005 to shareholders of record at the close of business on May 17, 2005.
Outstanding Shares
As at August 9, 2005, the Company had 798 million common shares outstanding.
The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three months ended June 30, 2005 and 2004 and the MD&A and audited consolidated financial statements contained in Manulife’s 2004 Annual Report. This MD&A is dated August 9, 2005.
Forward-Looking Statements
The MD&A includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.
8       MFC 2005 Q2 Report

Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30		June 30
(Canadian $ in millions except per share amounts, unaudited)	2005	2004	2005	2004

Revenue
Premium income	$4,583	$4,167	$8,854	$6,700
Net investment income	2,425	2,023	4,738	3,182
Other revenue	1,000	782	2,054	1,230

Total revenue	$8,008	$6,972	$15,646	$11,112

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,579	$1,163	$3,081	$1,919
Maturity and surrender benefits	2,056	2,441	4,977	3,298
Annuity payments	863	875	1,719	1,187
Policyholder dividends and experience rating refunds	418	354	770	546
Net transfers to segregated funds	63	79	223	308
Change in actuarial liabilities	(62)	(493)	(1,228)	(365)
General expenses	906	806	1,906	1,316
Commissions	765	681	1,485	1,161
Interest expense	200	152	394	251
Premium taxes	63	46	131	79
Non-controlling interest in subsidiaries	4	—	9	4

Total policy benefits and expenses	$6,855	$6,104	$13,467	$9,704

Income before income taxes	$1,153	$868	$2,179	$1,408
Income taxes	(309)	(214)	(535)	(331)

Net income	$844	$654	$1,644	$1,077

Net income (loss) attributed to participating policyholders	$5	$(2)	$4	$(4)

Net income attributed to shareholders	$839	$656	$1,640	$1,081
Preferred share dividends	(4)	—	(5)	—

Net income available to common shareholders	$835	$656	$1,635	$1,081

Weighted average number of common shares outstanding (in millions)	799	706	803	583
Weighted average number of diluted common shares outstanding (in millions)	806	712	810	588

Basic earnings per common share	$1.05	$0.93	$2.04	$1.85
Diluted earnings per common share	$1.04	$0.92	$2.02	$1.84
Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.
MFC 2005 Q2 Report       9

Consolidated Balance Sheets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2005	2004	2004

Assets
Invested assets
Bonds	$106,744	$106,073	$115,805
Mortgages	29,067	28,684	29,994
Stocks	9,033	8,344	7,917
Real estate	4,747	4,669	4,529
Policy loans	7,015	6,743	7,411
Cash and short-term investments	7,191	8,517	8,841
Bank loans	1,607	1,391	1,253
Other investments	5,028	4,721	5,286

Total invested assets	$170,432	$169,142	$181,036

Other assets
Accrued investment income	$1,895	$1,777	$2,143
Outstanding premiums	651	549	682
Goodwill (note 3)	7,786	7,332	7,916
Intangible assets	1,831	1,806	2,000
Miscellaneous	3,240	3,640	3,950

Total other assets	$15,403	$15,104	$16,691

Total assets	$185,835	$184,246	$197,727

Segregated funds net assets	$128,730	$117,890	$113,850

(continued on next page)
10       MFC 2005 Q2 Report

Consolidated Balance Sheets (continued)

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2005	2004	2004

Liabilities and Equity
Actuarial liabilities	$130,135	$130,608	$142,268
Benefits payable and provision for unreported claims	2,503	1,933	2,362
Policyholder amounts on deposit	4,848	4,869	5,323
Deferred realized net gains	3,947	3,667	3,487
Bank deposits	5,084	4,373	3,596
Consumer notes	3,130	2,881	2,816
Future income tax liability	1,079	980	708
Other liabilities	6,260	6,800	7,940

	$156,986	$156,111	$168,500
Long-term debt	2,597	2,948	3,030
Liabilities for preferrd shares and capital instruments (note 6)	1,961	1,950	2,018
Non-controlling interest in subsidiaries (note 7)	148	136	273
Equity
Participating policyholders’ equity	164	150	145
Shareholders’ equity
Preferred shares	344	—	—
Common shares	14,528	14,646	14,552
Contributed surplus	97	102	143
Retained earnings and currency translation account	9,010	8,203	9,066

Total equity	$24,143	$23,101	$23,906

Total liabilities and equity	$185,835	$184,246	$197,727

Segregated funds net liabilities	$128,730	$117,890	$113,850

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors
MFC 2005 Q2 Report       11

Consolidated Statements of Equity

For the six months ended June 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2005	2004

Preferred shares
Balance, January 1	$—	$—	$—	$—
Preferred shares issued	—	350	350	—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, June 30	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$14,646	$14,646	$599
Issued on exercise of stock options and deferred share units	—	124	124	478
Issued on acquisition of a subsidiary (note 3)	—	—	—	13,510
Purchase and cancellation	—	(242)	(242)	(35)

Balance, June 30	$—	$14,528	$14,528	$14,552

Contributed surplus
Balance, January 1	$—	$102	$102	$14
Exercise of stock options	—	(21)	(21)	(97)
Stock option expense	—	16	16	11
Conversion of options on acquisition of a subsidiary	—	—	—	215

Balance, June 30	$—	$97	$97	$143

Retained earnings
Balance, January 1	$150	$10,418	$10,568	$8,974
Net income	4	1,640	1,644	1,077
Preferred share dividends	—	(5)	(5)	—
Common share dividends	—	(450)	(450)	(267)
Purchase and cancellation of common shares	—	(519)	(519)	(63)
Purchase equation adjustments (note 3)	10	—	10	—
Transfer of participating policyholders’ retained earnings from acquisition	—	—	—	67

Balance, June 30	$164	$11,084	$11,248	$9,788

Currency translation account
Balance, January 1	$—	$(2,215)	$(2,215)	$(673)
Change during the period	—	141	141	96

Balance, June 30	$—	$(2,074)	$(2,074)	$(577)

Total retained earnings and currency translation account	$164	$9,010	$9,174	$9,211

Total equity	$164	$23,979	$24,143	$23,906

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.
12       MFC 2005 Q2 Report

Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30		June 30
(Canadian $ in millions, unaudited)	2005	2004	2005	2004

Operating activities
Net income	$844	$654	$1,644	$1,077
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	828	704	1,271	832
Amortization of net realized and unrealized gains on investments	(229)	(191)	(445)	(382)
Amortization of premium/discount and mark to market adjustments	167	127	304	156
Other amortization	42	15	79	34
Future income tax expense	190	156	399	236
Provisions (recoveries) on investments	20	—	78	(39)
Stock-based compensation expense	8	6	16	11
Non-controlling interest in subsidiaries	2	—	6	4

Net income adjusted for non-cash items	$1,872	$1,471	$3,352	$1,929
Changes in operating receivables and payables	(19)	(69)	(193)	(688)

Cash provided by operating activities	$1,853	$1,402	$3,159	$1,241

Investing activities
Purchases and mortgage advances	$(10,166)	$(13,921)	$(26,910)	$(23,171)
Disposals and repayments	9,796	12,884	25,666	22,333
Cash received from acquisition of business, net of cash paid	—	2,594	—	2,594

Cash (used in) provided by investing activities	$(370)	$1,557	$(1,244)	$1,756

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$(17)	$(133)	$(366)	$74
Issue of long-term debt	—	—	25	—
Repayment of long-term debt	(296)	(85)	(382)	(85)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(890)	(1,197)	(2,499)	(1,197)
Bank deposits, net	563	338	726	564
Consumer notes issued	116	176	209	176
Sale of preferred shares of a subsidiary	—	—	—	62
Preferred share dividends	(4)	—	(5)	—
Common share dividends	(240)	(170)	(450)	(267)
Borrowed funds (repaid), net	3	243	(349)	247
Purchase and cancellation of common shares	(379)	(98)	(761)	(98)
Common shares issued on exercise of options	46	364	103	381
Preferred shares issued, net	—	—	344	—

Cash used in financing activities	$(1,098)	$(562)	$(3,405)	$(143)

(continued on next page)
MFC 2005 Q2 Report       13

Consolidated Statements of Cash Flows (continued)

	For the three months ended		For the six months ended
	June 30		June 30
(Canadian $ in millions, unaudited)	2005	2004	2005	2004

Cash and short-term investments
Increase (decrease) during the period	$385	$2,397	$(1,490)	$2,854
Currency impact on cash and short-term investments	60	(6)	61	44
Balance, beginning of period	6,307	6,061	8,181	5,554

Balance, June 30	$6,752	$8,452	$6,752	$8,452

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$6,878	$6,424	$8,517	$5,877
Net payments in transit, included in other liabilities	(571)	(363)	(336)	(323)

Net cash and short-term investments, beginning of period	$6,307	$6,061	$8,181	$5,554

End of period
Gross cash and short-term investments	$7,191	$8,841	$7,191	$8,841
Net payments in transit, included in other liabilities	(439)	(389)	(439)	(389)

Net cash and short-term investments, June 30	$6,752	$8,452	$6,752	$8,452

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.
14       MFC 2005 Q2 Report

Segregated Funds Consolidated Statements of Net Assets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2005	2004	2004

Investments, at market values
Cash and short-term investments	$2,600	$2,139	$2,470
Bonds	8,194	7,478	7,402
Stocks and mutual funds	116,017	106,304	101,754
Other investments	2,191	2,193	2,512
Accrued investment income	68	106	234
Investment related liabilities, net	(221)	(214)	(439)
Other liabilities, net	(119)	(116)	(83)

Total segregated funds net assets	$128,730	$117,890	$113,850

Composition of segregated funds net assets:
Held by policyholders	$128,472	$117,570	$113,491
Held by the Company	258	320	359

Total segregated funds net assets	$128,730	$117,890	$113,850

Segregated Funds Consolidated Statements of Changes in Net Assets

	For the three months ended		For the six months ended
	June 30		June 30
(Canadian $ in millions, unaudited)	2005	2004	2005	2004

Additions
Deposits from policyholders	$7,285	$6,474	$14,718	$12,176
Net realized and unrealized investment gains	2,404	75	899	1,980
Interest and dividends	745	659	1,286	935
Net transfers from general fund	63	79	223	308
Funds assumed on acquisition of a subsidiary (note 3)	395	31,020	395	31,020
Currency revaluation	1,017	891	1,282	1,737

Total additions	$11,909	$39,198	$18,803	$48,156

Deductions
Payments to policyholders	$3,475	$2,758	$6,988	$5,131
Management and administrative fees	518	387	975	639

Total deductions	$3,993	$3,145	$7,963	$5,770

Net additions for the period	$7,916	$36,053	$10,840	$42,386
Segregated funds net assets, beginning of period	120,814	77,797	117,890	71,464

Segregated funds net assets, June 30	$128,730	$113,850	$128,730	$113,850

The accompanying notes to consolidated financial statements are an integral part of these statements.
MFC 2005 Q2 Report       15

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)
Note 1 ☐ Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.
These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim Summary Consolidated Financial Statements are consistent with those found in the 2004 Annual Report, except as disclosed in note 2, and should be read in conjunction with the 2004 Annual Report.
Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements
a)	Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which was effective for MFC and its subsidiaries (the “Company”) on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. The Company has determined that no variable interest entity is required to be consolidated under the new guidance. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 6). For the six months ended June 30, 2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $34 (2004 — $34). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1,000, continue to form part of the Company’s Tier 1 regulatory capital.

b)	Financial instruments

In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 of Series 1 Preferred Shares previously included in shareholders’ equity. For the six months ended June 30, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $7 (2004 — $7). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.
16       MFC 2005 Q2 Report

Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
The purchase equation with respect to the JHF acquisition was adjusted and finalized during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under Canadian GAAP by $407 to $7,848. The adjustments made to the goodwill are comprised of:
•	Refinement of policy liability valuation models;

•	Other refinement of fair values; and

•	Additional restructuring accruals.
Refinement of policy liability valuation models include refinements to models and the investment strategies reflected in those models, harmonization of assumptions and assumption changes as a result of further analysis of pre-acquisition experience. In addition, balance sheet reclassifications, which do not affect goodwill, relating to purchase accounting for leveraged lease assets and a product line now classified as a segregated fund, were made in the quarter.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$106,647	$(189)	$323	$106,781
Intangible assets	2,041	—	—	2,041
Goodwill	7,441	407	—	7,848
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$120,671	$182	$(72)	$120,781

Liabilities
Policy-related liabilities	$95,850	$318	$(395)	$95,773
Restructuring costs accrued (note 4)	184	34	—	218
Other liabilities	10,500	(180)	323	10,643
Participating policyholders’ retained earnings	67	10	—	77

Total liabilities assumed	$106,601	$182	$(72)	$106,711

Net assets acquired	$14,070	$—	$—	$14,070

Segregated funds net assets acquired	$31,020	$—	$395	$31,415

Total Purchase Consideration
MFC common shares	$13,510			$13,510
Cash consideration for partial shares	15			15
Fair value of JHF stock options exchanged for MFC stock options	215			215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296			296
Transaction costs, net of tax	34			34

Total	$14,070			$14,070

MFC 2005 Q2 Report     17

Note 4 ☐ Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. The Company expects the restructuring to be substantially completed by the end of 2005. Costs consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations.
Costs of $475 were originally expected to be incurred and included approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that would have been charged to income as incurred. As part of the finalization of the purchase equation, the total cost was adjusted to $509, consisting of approximately $218 that was recognized as part of the purchase equation and the original estimate of $291 that will be charged to income as incurred.
Restructuring costs of $308 have been incurred since the acquisition of JHF. Of this amount, $79 was applied to the accrual established in the purchase equation, $139 ($90 after tax) was expensed in 2004 and $90 ($59 after tax) was expensed in the six months ended June 30, 2005.
The following details the amount and status of restructuring costs:

										Balance as at
	Expected total cost			Amount utilized in 2004			Amount utilized in 2005			June 30, 2005
	Accrued	Expense
	on	as		Accrued	Expense		Accrued	Expense		Accrued	Expense
	acquisition	incurred		on	as		on	as		on	as
Type of cost	(revised)	(revised)	Total	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total

Consolidation of operations and systems	$24	$253	$277	$6	$134	$140	$1	$77	$78	$17	$42	$59
Severance	96	21	117	29	3	32	18	8	26	49	10	59
Facilities	98	17	115	10	2	12	15	5	20	73	10	83

Total before currency	$218	$291	$509	$45	$139	$184	$34	$90	$124	$139	$62	$201
Change in foreign exchange rates										(16)	(15)	(31)

Total										$123	$47	$170

By geographic location
Canada	$56	$163	$219	$25	$70	$95	$11	$40	$51	$20	$53	$73
United States	157	121	278	18	67	85	22	49	71	117	5	122
Other	5	7	12	2	2	4	1	1	2	2	4	6

Total before currency	$218	$291	$509	$45	$139	$184	$34	$90	$124	$139	$62	$201
Change in foreign exchange rates										(16)	(15)	(31)

Total										$123	$47	$170

18       MFC 2005 Q2 Report

Note 5 ☐ Actuarial Liabilities
The net impact of changes in valuation methods and assumptions in the three months and six months ended June 30, 2005 was a pre-tax increase in earnings of $14 and $24, respectively. These amounts were reported in the Corporate and Other Segment.
In the second quarter, changes to the valuation systems for measurement of investment return risk were implemented in the U.S. wealth management and Guaranteed and Structured Financial Products businesses, resulting in reductions in actuarial liabilities.
In the first quarter, valuation systems changes were implemented in Japan and the U.S. wealth management businesses, resulting in reductions in actuarial liabilities, offset by more conservative equity modeling assumptions and updates to mortality assumptions in Japan that increased actuarial liabilities. Actuarial liabilities were also increased for U.S. variable annuity guarantees to properly reflect the timing of fee income accruals on the balance sheet.
Note 6 ☐ Liabilities for Preferred Shares and Capital Instruments

	June 30	December 31	June 30
As at	2005	2004	2004

Preferred shares — Class A Shares, Series 1(1)(note 2)	$344	$344	$344

Senior debentures issued to Manulife
Financial Capital Trust (note 2)
6.7% debentures	940	940	940
7.0% debentures	60	60	60
Trust Preferred Securities(2)	617	606	674

Total	$1,961	$1,950	$2,018

(1)	See note 16 of the annual audited consolidated financial statements found in the 2004 Annual Report

(2)	See note 14 of the annual audited consolidated financial statements found in the 2004 Annual Report
The senior debentures issued to the Trust mature on December 31, 2051 with interest payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on December 31, 2006 and on any interest payment date thereafter, the Company may redeem the debentures for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield.
At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.
Note 7 ☐ Non-Controlling Interest in Subsidiaries

	June 30	December 31	June 30
As at	2005	2004	2004

Non-controlling interest in common equity of subsidiaries	$55	$43	$44
Preferred shares issued by MLI — MLI Class A, Series 6	93	93	—
Preferred shares issued by The Maritime Life Assurance Company (“MLAC”)	—	—	229

Total	$148	$136	$273

MLI’s Class A, Series 6 Preferred Shares are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.
MFC 2005 Q2 Report       19

MLAC First Preferred Shares, Series A (“Series A Shares”) with a carrying value of $35 as at June 30, 2004, were redeemable by MLAC, non-voting and bore cumulative dividends. All of the outstanding Series A Shares were redeemed on October 15, 2004. MLAC Second Preferred Shares, Series 1 (“Series 1 Shares”) with a carrying value of $97 as at June 30, 2004, were redeemable by MLAC, non-voting and bore non-cumulative dividends. All of the outstanding Series 1 Shares were redeemed on December 31, 2004. MLAC Second Preferred Shares, Series 3 (“Series 3 Shares”) with a carrying value of $97 as at June 30, 2004, were redeemable by MLAC, non-voting and bore non-cumulative dividends. On October 20, 2004, MLI completed an offer made to holders of MLAC’s Series 3 Shares to exchange each Series 3 Share for one MLI Class A, Series 6 Preferred Share.
Note 8 ☐ Share Capital
a)	Preferred shares

On February 10, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

b)	Common shares

On November 4, 2004, the Toronto Stock Exchange (the “Exchange”) accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. For the six months ended June 30, 2005, MFC purchased and subsequently cancelled 13 million of its common shares at a cost of $761. As at June 30, 2005, 19 million common shares were purchased pursuant to this bid at a total cost of $1,067.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

As at June 30, 2005, there were 22 million outstanding stock options and deferred share units (2004 —29 million).

Number of Common Shares (in millions)	2005	2004

Balance, January 1	808	463
Issued on acquisition of subsidiary (note 3)	—	342
Issued on exercise of stock options and deferred share units	2	10
Normal course issuer bids — purchase for cancellation	(13)	(2)
Demutualization adjustment — cancellation	—	(2)

Balance, June 30	797	811

Note 9 ☐ Employee Future Benefits
The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

			Other
	Pension benefits		employee benefits
For the three months ended June 30	2005	2004	2005	2004

Defined benefit plan expense	$6	$8	$8	$8
Defined contribution plan expense	6	5	—	—

Total	$12	$13	$8	$8

20       MFC 2005 Q2 Report

			Other
	Pension benefits		employee benefits
For the six months ended June 30	2005	2004	2005	2004

Defined benefit plan expense	$11	$20	$17	$11
Defined contribution plan expense	13	9	—	—

Total	$24	$29	$17	$11

Note 10 ☐ Variable Interest Entities
The Company has relationships with various types of special purpose entities and other entities, some of which are variable interest entities (“VIEs”), as defined by AcG 15 (see note 2 a). Most of these relationships date from the acquisition of JHF in April 2004. Presented below are discussions of the Company’s significant relationships with VIEs, including certain summarized financial information and conclusions about whether the Company should consolidate any VIE.
Any additional liabilities recognized as a result of consolidating any VIE with which the Company is involved would not represent additional claims on the general fund assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIE. These additional liabilities would be non-recourse to the general fund assets of the Company. Conversely, additional assets recognized as a result of consolidating a VIE would not represent additional assets which the Company could use to satisfy claims against its general fund assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating a VIE.
Collateralized Debt Obligation Funds
The Company acts as an investment manager to certain asset backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use this capital to invest in portfolios of interest bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO’s equity owners and, in certain circumstances where the Company manages the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses in excess of the CDO equity are borne by the debt owners in ascending order of subordination. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
In accordance with AcG 15, the Company is required to consolidate a CDO that is deemed to be a VIE, but only if the Company is deemed to be the primary beneficiary of the CDO. For those CDOs that are not deemed to be VIEs, the Company determines its consolidation status by considering the control relationships among the equity owners of the CDOs. However, the Company has determined that most of the CDOs it manages are VIEs. The Company has also determined that it is not the primary beneficiary of, nor does it otherwise have a controlling financial interest in any of these CDOs. Therefore, the Company does not use consolidation accounting for any of the CDOs that it manages.
The Company believes that its relationships with its managed CDOs are collectively significant, and accordingly provides, in the tables below, summary financial data for all these CDOs, including information relating to the Company’s maximum exposure to loss as a result of its relationships with them. The Company has determined that it is not the primary beneficiary of any CDO in which it invests and does not manage and thus will not be required to consolidate any of them. In addition, as its relationships with these non-Company-managed CDOs are not collectively significant, the Company does not disclose any related data. Credit ratings are provided by nationally recognized credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.
MFC 2005 Q2 Report       21

Total size of Company-mangaged CDOs

	June 30	December 31	June 30
As at	2005	2004	2004

Total assets	$6,780	$4,545	$4,553

Total debt	$6,642	$4,463	$4,563
Total other liabilities	15	11	7

Total liabilities	$6,657	$4,474	$4,570
Total equity	123	71	(17)

Total liabilities and equity	$6,780	$4,545	$4,553

Maximum exposure of the Company to losses from Company-managed CDOs

	June 30		December 31		June 30
As at	2005		2004		2004
Investment in tranches of Company-managed CDOs,
by credit rating (Moody’s / Standard & Poors)	$	%	$	%	$	%

Aaa/AAA	$135	54	$193	61	$247	59
Aa1/AA+	65	26	76	24	99	24
Baa2/BBB	—	—	—	—	—	—
B2	9	4	9	3	10	3
B3/B-	—	—	—	—	—	—
Caa1/CCC+	13	5	13	4	14	3
Not rated (equity)	27	11	25	8	46	11

Total Company exposure	$249	100	$316	100	$416	100

Low-Income Housing Properties
The Company has generated income tax benefits in the United States by investing in apartment properties (the “Properties”) that qualify for low-income housing and/or historic tax credits. Investments in these properties are primarily through limited partnership real estate investment funds, some of which are direct investments in Properties and others are consolidated into the Company’s financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.
The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by United States federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties. The Company’s maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments to the Properties. The Company receives United States Federal income tax credits in recognition of its investment in each of the Properties for a period of 10 years. In some cases, the Company receives distributions from the Properties, which are based on a portion of the Property cash flows.
The Company has determined that it is not the primary beneficiary of any Property, and accordingly, the Company does not use consolidation accounting for any of them. The Company believes that its relationships with these Properties are collectively significant, and therefore provides summary financial data for the Properties, and data relating to the Company’s maximum exposure to loss as a result of its relationships with them in the following table.
22       MFC 2005 Q2 Report

Total size of the Properties(1)

	June 30	December 31	June 30
As at	2005	2004	2004

Total assets	$1,529	$1,482	$1,652

Total debt	$943	$903	$1,008
Total other liabilities	125	137	151

Total liabilities	$1,068	$1,040	$1,159
Total equity	461	442	493

Total liabilities and equity	$1,529	$1,482	$1,652

(1)	Property level data reported above is reported with up to six-month delays due to the delayed availability of financial statements of the Properties.
Maximum exposure of the Company to losses from the Properties

	June 30	December 31	June 30
As at	2005	2004	2004

Equity investment in the Properties(1)	$431	$408	$454
Outstanding equity capital commitments to the Properties	71	109	122
Carrying value of mortgages for the Properties	82	81	90
Outstanding mortgage commitments to the Properties	1	1	1

Total Company exposure	$585	$599	$667

(1)	Equity investment in the Properties above is reported with up to six-month delays due to the delayed availability of financial statements of the Properties.
Other Entities
The Company has investment relationships with a disparate group of entities (“Other Entities”), which result from the Company’s direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. The Company has determined that for each of these Other Entities that are VIEs, the Company is not the primary beneficiary, and therefore should not use consolidation accounting for these investments. With the exception of the Company’s involvement with ArcLight Energy Partners Fund I, L.P. (“ArcLight”) and Manulife Financial Capital Trust (the “Trust”), the Company believes that its relationships with the Other Entities are not significant, and accordingly does not provide any summary financial data including data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.
ArcLight, a private equity fund that was acquired as part of the acquisition of JHF, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor — owning approximately 55% of ArcLight’s partners’ capital as at June 30, 2005 and December 31, 2004. The Company’s potential losses in relation to ArcLight are limited to its investment in ArcLight. As at March 31, 2005, ArcLight had total assets of $887, liabilities of $4, and partners’ capital of $883. As at December 31, 2004, ArcLight had total assets of $986, liabilities of $2, and partners’ capital of $984. Due to delayed availability of ArcLight’s financial statements, balance sheet data for ArcLight as at June 30, 2005 was not available. The Company has determined that it is not the primary beneficiary of this entity and accordingly, does not consolidate it.
The Trust, a wholly owned open-end trust, is deemed to be a VIE but because the Company is not the primary beneficiary, the Trust has been deconsolidated. See note 2 of these interim consolidated financial statements. Securities issued by the Trust (“MaCS”) are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion
MFC 2005 Q2 Report       23

by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI.
Note 11 ☐ Contingencies
a)	Proceeds

On March 29, 2005, the Company received $89 ($57 after tax) related to proceeds from the wind-up of the estate of the insolvent Daihyaku Mutual Life Insurance Company (“Daihyaku”). The Company’s entitlement was set out in agreements with the administrators of Daihyaku related to the April 2, 2001 acquisition of a closed block of business in Japan. This amount has been recorded in other revenue in the Corporate and Other segment.

b)	Guarantee

On March 3, 2005, a letter was released to clients of a subsidiary who were referred to the financial products of Portus Alternative Asset Management Inc. (“Portus”) by advisors licensed by its subsidiary guaranteeing that such clients will recover 100% of their principal amount invested with Portus. The cost of this guarantee has been estimated at $60 ($40 after tax) and has been recorded as a general expense in the Corporate and Other segment.

c)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

d)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment advisor, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, security laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
Note 12 ☐ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. MFC also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asia and Japan, and Reinsurance Divisions as well as the Guaranteed & Structured Financial Products (“G&SFP”) business unit. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the second quarter, the Company’s Asia Division and Japan Division have been combined to become the Asia and Japan Division. Information for prior periods have been restated accordingly.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.
24       MFC 2005 Q2 Report

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By segment	U.S.	U.S. Wealth	G&SFP		Asia and
For the three months	Protection	Management	Business	Canadian	Japan	Reinsurance	Corporate
ended June 30, 2005	Division	Division	Unit	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,308	$—	$—	$1,340	$726	$296	$—	$3,670
Annuities and pensions	—	445	318	141	9	—	—	913

Total premium income	$1,308	$445	$318	$1,481	$735	$296	$—	$4,583
Net investment income	730	284	469	653	174	47	68	2,425
Other revenue	154	466	7	160	83	7	123	1,000

Total revenue	$2,192	$1,195	$794	$2,294	$992	$350	$191	$8,008

Interest expense	$7	$2	$42	$42	$12	$1	$94	$200

Income before income taxes	$236	$192	$165	$249	$170	$50	$91	$1,153
Income taxes	(79)	(57)	(51)	(62)	(29)	(20)	(11)	(309)

Net income	$157	$135	$114	$187	$141	$30	$80	$844

Segregated fund deposits	$332	$4,621	$108	$1,053	$1,169	$—	$2	$7,285

Goodwill
Balance, beginning of period	$2,770	$1,943	$—	$1,888	$545	$79	$122	$7,347
Purchase equation adjustment (note 3)	35	208	—	163	(2)	3	—	407
Change in foreign exchange rates	33	4	—	—	2	—	(7)	32

Balance, June 30	$2,838	$2,155	$—	$2,051	$545	$82	$115	$7,786

As at June 30, 2005
Actuarial liabilities	$41,046	$18,626	$28,670	$29,214	$11,572	$1,029	$(22)	$130,135

Total assets	$52,308	$24,213	$35,140	$43,327	$16,747	$3,177	$10,923	$185,835

Segregated funds net assets	$11,319	$78,603	$5,253	$21,166	$9,997	$—	$2,392	$128,730

By geographic location			Asia and
For the three months ended June 30, 2005	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,393	$1,352	$726	$199	$3,670
Annuities and pensions	763	141	9	—	913

Total premium income	$2,156	$1,493	$735	$199	$4,583
Net investment income	1,511	730	174	10	2,425
Other revenue	735	172	86	7	1,000

Total revenue	$4,402	$2,395	$995	$216	$8,008

MFC 2005 Q2 Report       25

By segment	U.S.	U.S. Wealth	G&SFP		Asia and
For the three months	Protection	Management	Business	Canadian	Japan	Reinsurance	Corporate
ended June 30, 2004	Division	Division	Unit	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,180	$—	$—	$1,090	$731	$261	$—	$3,262
Annuities and pensions	—	382	316	188	19	—	—	905

Total premium income	$1,180	$382	$316	$1,278	$750	$261	$—	$4,167
Net investment income	629	246	351	545	151	45	56	2,023
Other revenue	117	388	5	116	59	10	87	782

Total revenue	$1,926	$1,016	$672	$1,939	$960	$316	$143	$6,972

Interest expense	$5	$1	$23	$22	$13	$—	$88	$152

Income before income taxes	$199	$135	$74	$182	$152	$90	$36	$868
Income taxes	(62)	(37)	(17)	(42)	(24)	(26)	(6)	(214)

Net income	$137	$98	$57	$140	$128	$64	$30	$654

Segregated fund deposits	$281	$4,539	$—	$745	$802	$—	$107	$6,474

Goodwill
Balance, beginning of period	$—	$68	$—	$73	$468	$—	$—	$609
JHF acquisition	3,139	2,130	—	1,816	138	89	129	7,441
Change in foreign exchange rates	(69)	(47)	—	—	(13)	(2)	(3)	(134)

Balance, June 30	$3,070	$2,151	$—	$1,889	$593	$87	$126	$7,916

As at June 30, 2004
Actuarial liabilities	$42,392	$21,183	$36,794	$27,884	$12,749	$889	$377	$142,268

Total assets	$54,246	$26,590	$42,141	$39,753	$17,916	$3,255	$13,826	$197,727

Segregated funds net assets	$11,302	$70,143	$5,875	$17,871	$5,814	$—	$2,845	$113,850

By geographic location			Asia and
For the three months ended June 30, 2004	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,278	$1,104	$731	$149	$3,262
Annuities and pensions	698	188	19	—	905

Total premium income	$1,976	$1,292	$750	$149	$4,167
Net investment income	1,195	670	150	8	2,023
Other revenue	583	125	63	11	782

Total revenue	$3,754	$2,087	$963	$168	$6,972

26       MFC 2005 Q2 Report

By segment	U.S.	U.S. Wealth	G&SFP		Asia and
For the six months	Protection	Management	Business	Canadian	Japan	Reinsurance	Corporate
ended June 30, 2005	Division	Division	Unit	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$2,567	$—	$—	$2,598	$1,404	$567	$—	$7,136
Annuities and pensions	—	776	587	321	34	—	—	1,718

Total premium income	$2,567	$776	$587	$2,919	$1,438	$567	$—	$8,854
Net investment income	1,424	564	926	1,276	329	92	127	4,738
Other revenue	302	907	11	313	148	15	358	2,054

Total revenue	$4,293	$2,247	$1,524	$4,508	$1,915	$674	$485	$15,646

Interest expense	$13	$4	$83	$80	$22	$1	$191	$394

Income before income taxes	$438	$374	$259	$473	$337	$108	$190	$2,179
Income taxes	(146)	(103)	(77)	(103)	(37)	(36)	(33)	(535)

Net income	$292	$271	$182	$370	$300	$72	$157	$1,644

Segregated fund deposits	$657	$9,143	$108	$2,235	$2,573	$—	$2	$14,718

Goodwill
Balance, beginning of period	$2,756	$1,934	$—	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	—	163	(2)	3	—	407
Change in foreign exchange rates	47	13	—	—	(16)	1	2	47

Balance, June 30	$2,838	$2,155	$—	$2,051	$545	$82	$115	$7,786

By geographic location			Asia and
For the six months ended June 30, 2005	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$2,740	$2,624	$1,404	$368	$7,136
Annuities and pensions	1,363	321	34	—	1,718

Total premium income	$4,103	$2,945	$1,438	$368	$8,854
Net investment income	2,953	1,436	329	20	4,738
Other revenue	1,434	451	154	15	2,054

Total revenue	$8,490	$4,832	$1,921	$403	$15,646

MFC 2005 Q2 Report       27

By segment	U.S.	U.S. Wealth	G&SFP		Asia and
For the six months	Protection	Management	Business	Canadian	Japan	Reinsurance	Corporate
ended June 30, 2004	Division	Division	Unit	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,776	$—	$—	$1,780	$1,394	$423	$—	$5,373
Annuities and pensions	—	615	316	353	43	—	—	1,327

Total premium income	$1,776	$615	$316	$2,133	$1,437	$423	$—	$6,700
Net investment income	937	354	351	1,026	290	91	133	3,182
Other revenue	145	654	5	204	106	18	98	1,230

Total revenue	$2,858	$1,623	$672	$3,363	$1,833	$532	$231	$11,112

Interest expense	$8	$2	$23	$49	$23	$1	$145	$251

Income before income taxes	$306	$221	$74	$351	$280	$134	$42	$1,408
Income taxes	(100)	(59)	(17)	(81)	(39)	(33)	(2)	(331)

Net income	$206	$162	$57	$270	$241	$101	$40	$1,077

Segregated fund deposits	$397	$8,901	$—	$1,527	$1,244	$—	$107	$12,176

Goodwill
Balance, beginning of period	$—	$66	$—	$73	$450	$—	$—	$589
JHF acquisition	3,139	2,130	—	1,816	138	89	129	7,441
Change in foreign exchange rates	(69)	(45)	—	—	5	(2)	(3)	(114)

Balance, June 30	$3,070	$2,151	$—	$1,889	$593	$87	$126	$7,916

By geographic location			Asia and
For the six months ended June 30, 2004	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,968	$1,811	$1,394	$200	$5,373
Annuities and pensions	931	353	43	—	1,327

Total premium income	$2,899	$2,164	$1,437	$200	$6,700
Net investment income	1,638	1,238	290	16	3,182
Other revenue	878	221	111	20	1,230

Total revenue	$5,415	$3,623	$1,838	$236	$11,112

28       MFC 2005 Q2 Report

Note 13 ☐ Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
a)	Condensed Consolidated Balance Sheets

	June 30		December 31		June 30
As at	2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Assets
Bonds	$113,587	$106,744	$110,703	$106,073	$116,571	$115,805
Mortgages	29,100	29,067	28,699	28,684	29,935	29,994
Stocks	12,653	9,033	10,426	8,344	8,108	7,917
Real Estate	3,667	4,747	3,671	4,669	3,533	4,529
Policy loans	7,015	7,015	6,743	6,743	7,411	7,411
Cash and short-term investments	7,246	7,191	8,559	8,517	8,882	8,841
Bank loans	1,607	1,607	1,391	1,391	1,253	1,253
Other investments	4,691	5,028	4,851	4,721	5,470	5,286

Total invested assets	$179,566	$170,432	$175,043	$169,142	$181,163	$181,036

Other assets
Accrued investment income	$1,895	$1,895	$1,777	$1,777	$2,143	$2,143
Outstanding premiums	651	651	549	549	682	682
Deferred acquisition costs	9,226	—	8,196	—	7,961	—
Reinsurance deposits and amounts recoverable	3,857	—	3,845	—	3,523	—
Goodwill	6,706	7,786	6,070	7,332	6,518	7,916
Intangible assets	1,831	1,831	1,806	1,806	2,000	2,000
Value of business acquired	4,546	—	4,757	—	5,436	—
Miscellaneous	5,749	3,240	5,345	3,640	4,409	3,950

Total other assets	$34,461	$15,403	$32,345	$15,104	$32,672	$16,691

	$214,027	$185,835	$207,388	$184,246	$213,835	$197,727
Segregated funds net assets(1)	123,478	—	114,196	—	111,936	—

Total assets	$337,505	$185,835	$321,584	$184,246	$325,771	$197,727

Segregated funds net assets(1)	$—	$128,730	$—	$117,890	$—	$113,850

(1)	U.S. GAAP terminology is separate accounts.
(continued on next page)
MFC 2005 Q2 Report       29

a)	Condensed Consolidated Balance Sheets (continued)

	June 30		December 31		June 30
As at	2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Liabilities and equity
Actuarial liabilities	$132,392	$130,135	$125,916	$130,608	$130,468	$142,268
Other policy-related benefits	28,659	7,351	31,877	6,802	38,418	7,685
Deferred realized net gains	—	3,947	—	3,667	—	3,487
Bank deposits	5,084	5,084	4,373	4,373	3,596	3,596
Consumer notes	3,130	3,130	2,881	2,881	2,816	2,816
Other liabilities	10,470	7,339	10,024	7,780	7,296	8,648

	$179,735	$156,986	$175,071	$156,111	$182,594	$168,500
Long-term debt	2,660	2,597	2,976	2,948	3,030	3,030
Liabilities for preferred shares and capital instruments	1,961	1,961	1,950	1,950	2,018	2,018
Non-controlling interest in subsidiaries	146	148	134	136	277	273
Segregated funds net liabilities(1)	123,478	—	114,196	—	111,936	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account	25,750	24,143	24,414	23,101	25,191	23,906
Accumulated effect of comprehensive income on equity	3,775	—	2,843	—	725	—

Total liabilities and equity	$337,505	$185,835	$321,584	$184,246	$325,771	$197,727

Segregated funds net liabilities(1)	$—	$128,730	$—	$117,890	$—	$113,850

(1)	U.S. GAAP terminology is separate accounts.
30       MFC 2005 Q2 Report

b)	Condensed Consolidated Statements of Operations

For the six months ended June 30(1)	2005		2004
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$5,623	$8,854	$4,080	$6,700
Net investment income	5,243	4,738	3,298	3,182
Fee income and other revenue	2,721	2,054	1,784	1,230

Total revenue	$13,587	$15,646	$9,162	$11,112

Policy benefits and expenses
Policyholder benefits	$7,637	$9,542	$5,403	$6,893
Commissions and general expenses	2,146	3,391	1,471	2,477
Amortization of deferred acquisition costs and value of business acquired	548	—	520	—
Other	535	534	334	334

Total policy benefits and expenses	$10,866	$13,467	$7,728	$9,704

Income before income taxes and change in accounting policy	$2,721	$2,179	$1,434	$1,408
Income taxes	(771)	(535)	(326)	(331)
Change in accounting policy, net of income taxes	—	—	30	—

Net income	$1,950	$1,644	$1,138	$1,077

Weighted average number of common shares outstanding (in millions):
Basic	803	803	583	583
Diluted	810	810	588	588
Earnings per share:
Basic	$2.43	$2.04	$1.95	$1.85
Diluted	$2.41	$2.02	$1.94	$1.84

(1)	includes the operations of John Hancock since April 28, 2004 (see note 3)
MFC 2005 Q2 Report       31

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

	Net income		Equity
For the six months ended June 30	2005	2004	2005	2004

Net income and equity determined in accordance with Canadian GAAP	$1,644	$1,077	$24,143	$23,906
Bonds	333	27	4,178	3,544
Mortgages	10	26	91	28
Stocks	(68)	141	1,902	1,996
Real estate	(72)	(47)	(961)	(858)
Actuarial liabilities and policy amounts on deposit	(681)	(674)	(12,045)	(10,281)
Value of business acquired	(154)	(93)	(696)	(348)
Deferred acquisition costs	940	637	9,555	7,624
Deferred revenue	68	50	(458)	(644)
Future income taxes(1)	(153)	5	(407)	(216)
Other investments	87	(39)	407	429
Change in accounting policy, net of income taxes	—	30	30	30
Other reconciling items	(4)	(2)	11	(19)

Net income and equity determined in accordance with U.S. GAAP	$1,950	$1,138	$25,750	$25,191
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	1,482	(1,660)	5,606	1,243
Stocks	(175)	97	1,200	1,200
Actuarial liabilities	(536)	228	(1,967)	(982)
Deferred acquisition costs	18	74	(404)	(362)
Deferred revenue	6	(48)	29	(26)
Value of business acquired	(5)	—	(58)	—
Other	(28)	(147)	(78)	(153)
Future income taxes(1)	(197)	556	(1,183)	(138)
SFAS 133 adjustments	367	11	630	(57)
Foreign currency translation	132	23	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$3,014	$272	$29,525	$25,916

(1)	U.S. GAAP terminology is deferred income taxes.
d)	Business combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

The purchase equation with respect to the JHF acquisition was adjusted during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under U.S. GAAP by $624 to $6,678. The nature of the adjustments made to the goodwill are explained in note 3.
32       MFC 2005 Q2 Report

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$104,974	$(189)	$—	$104,785
Intangible assets	2,041	—	—	2,041
Goodwill	6,054	624	—	6,678
Value of business acquired	5,327	(315)	—	5,012
Reinsurance recoverable	3,010	—	—	3,010
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$125,948	$84	$(395)	$125,637

Liabilities
Actuarial liabilities and policy-related benefits	$102,132	$310	$(395)	$102,047
Other liabilities	9,746	(226)	—	9,520

Total liabilities assumed	$111,878	$84	$(395)	$111,567

Net assets acquired	$14,070	$—	$—	$14,070

Separate accounts net assets acquired	$31,020	$—	$395	$31,415

Total purchase consideration	$14,070			$14,070

e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. generally accepted accounting principles, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.

Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. See note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidated financial statements for periods prior to the merger.

The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
MFC 2005 Q2 Report       33

On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.
MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.
Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the Insurance Companies Act (Canada) (the “ICA”) on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection
34       MFC 2005 Q2 Report

515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least ten days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.
MFC 2005 Q2 Report       35

Condensed Consolidating Balance Sheet

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at June 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$11	$113	$72,731	$7,069	$98,977	$665	$179,566
Investments in unconsolidated subsidiaries	31,566	15,606	4,397	170	—	(51,739)	—
Other assets	961	116	14,730	3,301	27,057	(11,704)	34,461
Separate account assets	—	—	13,068	8,910	101,500	—	123,478

Total assets	$32,538	$15,835	$104,926	$19,450	$227,534	$(62,778)	$337,505

Liabilities and equity
Actuarial liabilities, other policy-related benefits and consumer notes	$—	$—	$72,134	$7,030	$87,316	$(2,299)	$164,181
Other liabilities	2,669	100	5,991	868	13,558	(7,632)	15,554
Long-term debt	—	1,394	672	—	2,003	(1,409)	2,660
Liabilities for preferred shares and capital instruments	344	—	—	—	1,617	—	1,961
Non-controlling interest in subsidiaries	—	—	—	—	179	(33)	146
Separate account liabilities	—	—	13,068	8,910	101,500	—	123,478
Shareholders’ equity	29,525	14,341	13,061	2,642	21,361	(51,405)	29,525

Total liabilities and shareholders’ equity	$32,538	$15,835	$104,926	$19,450	$227,534	$(62,778)	$337,505

36       MFC 2005 Q2 Report

Condensed Consolidating Balance Sheet

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at June 30, 2004	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$3	$37	$82,471	$6,723	$91,195	$734	$181,163
Investments in unconsolidated subsidiaries	24,461	15,264	3,359	175	—	(43,259)	—
Other assets	2,518	147	14,676	2,873	21,527	(9,069)	32,672
Separate account assets	—	—	15,174	9,224	87,665	(127)	111,936

Total assets	$26,982	$15,448	$115,680	$18,995	$200,387	$(51,721)	$325,771

Liabilities and equity
Actuarial liabilities, other policy-related benefits and consumer notes	$—	$—	$81,287	$6,730	$85,737	$(2,052)	$171,702
Other liabilities	722	247	5,773	463	9,900	(6,213)	10,892
Long-term debt	—	1,578	681	—	1,109	(338)	3,030
Liabilities for preferred shares and capital instruments	344	—	—	—	1,674	—	2,018
Non-controlling interest in subsidiaries	—	—	—	—	310	(33)	277
Separate account liabilities	—	—	15,174	9,224	87,538	—	111,936
Shareholders’ equity	25,916	13,623	12,765	2,578	14,119	(43,085)	25,916

Total liabilities and shareholders’ equity	$26,982	$15,448	$115,680	$18,995	$200,387	$(51,721)	$325,771

MFC 2005 Q2 Report       37

Condensed Consolidating Statement of Operations

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$1,142	$47	$4,435	$(1)	$5,623
Net investment income	1	1	2,156	156	2,958	(29)	5,243
Fee income and other revenue	23	—	174	260	2,434	(170)	2,721

Total revenue	$24	$1	$3,472	$463	$9,827	$(200)	$13,587

Policy benefits and expenses
Policyholder benefits	$—	$—	$2,417	$257	$5,353	$(390)	$7,637
Commissions and general expenses	17	60	413	34	1,879	(257)	2,146
Amortization of deferred acquisition costs and value of business acquired	—	—	86	12	450	—	548
Other	30	—	154	18	368	(35)	535

Total policy benefits and expenses	$47	$60	$3,070	$321	$8,050	$(682)	$10,866

Income before income taxes	$(23)	$(59)	$402	$142	$1,777	$482	$2,721
Income taxes	6	19	(156)	(48)	(425)	(167)	(771)

Income after income taxes	$(17)	$(40)	$246	$94	$1,352	$315	$1,950
Equity in net income of unconsolidated subsidiaries	1,967	445	130	5	—	(2,547)	—

Net income	$1,950	$405	$376	$99	$1,352	$(2,232)	$1,950

38       MFC 2005 Q2 Report

Condensed Consolidating Statement of Operations

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$414	$18	$3,648	$—	$4,080
Net investment income	1	—	697	62	2,535	3	3,298
Fee income and other revenue	35	—	67	81	1,685	(84)	1,784

Total revenue	$36	$—	$1,178	$161	$7,868	$(81)	$9,162

Policy benefits and expenses
Policyholder benefits	$—	$—	$776	$74	$4,549	$4	$5,403
Commissions and general expenses	15	17	94	14	1,417	(86)	1,471
Amortization of deferred acquisition costs and value of business acquired	—	—	68	7	445	—	520
Other	—	5	17	7	305	—	334

Total policy benefits and expenses	$15	$22	$955	$102	$6,716	$(82)	$7,728

Income before income taxes and change in accounting policy	$21	$(22)	$223	$59	$1,152	$1	$1,434
Income taxes	(9)	6	(49)	(17)	(257)	—	(326)
Change in accounting policy, net of income taxes	—	—	—	—	30	—	30

Income after income taxes and change in accounting policy	$12	$(16)	$174	$42	$925	$1	$1,138
Equity in net income of unconsolidated subsidiaries	1,126	198	55	—	—	(1,379)	—

Net income	$1,138	$182	$229	$42	$925	$(1,378)	$1,138

(1)	includes the operations of John Hancock since April 28, 2004 (see note 3)
MFC 2005 Q2 Report       39

Condensed Consolidating Statement of Cash Flows

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$1,950	$405	$376	$99	$1,352	$(2,232)	$1,950
Adjustments for non-cash items in net income:
Increase in actuarial liabilities and policy related items	—	—	547	308	1,587	(409)	2,033
Equity in net income of unconsolidated subsidiaries	(1,967)	(445)	(130)	(5)	—	2,547	—
Net realized investment losses (gains) and other investment items	—	—	(289)	6	(625)	40	(868)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	(25)	(86)	(697)	—	(808)
Amortization of premium / discount	—	(5)	224	37	44	4	304
Other amortization	—	—	21	—	56	2	79
Future income tax expense	(6)	(19)	154	48	292	167	636
Stock-based compensation	16	—	—	—	—	—	16
Non-controlling interest in subsidiaries	—	—	—	—	10	—	10

Net income (loss) adjusted for non-cash items	$(7)	$(64)	$878	$407	$2,019	$119	$3,352
Change in other operating assets and liabilities	7	306	446	(56)	(749)	(134)	(180)

Cash provided by (used in) operating activities	$—	$242	$1,324	$351	$1,270	$(15)	$3,172

Investing activities
Purchase and mortgage advances	$—	$(31)	$(7,568)	$(878)	$(18,384)	$(49)	$(26,910)
Disposals and repayments	—	60	8,569	499	16,472	66	25,666
Capital contribution to unconsolidated subsidiaries	—	(387)	—	—	—	387	—
Subscription of affiliated subordinate debt	(7)	—	—	—	(146)	153	—
Dividends from unconsolidated subsidiary	—	570	—	—	—	(570)	—
Redemption of preferred shares issued by a subsidiary	1,100	—	—	—	—	(1,100)	—

Cash provided by (used in) investing activities	$1,093	$212	$1,001	$(379)	$(2,058)	$(1,113)	$(1,244)

(continued on next page)
40       MFC 2005 Q2 Report

Condensed Consolidating Statement of Cash Flows (continued)

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(366)	$—	$(366)
Dividends paid to parent	—	—	(570)	—	—	570	—
Capital contributions paid by parent	—	—	387	—	—	(387)	—
Repayment of long-term debt	—	—	—	—	(204)	(153)	(357)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	—	—	(2,499)	—	—	—	(2,499)
Bank deposits, net	—	—	—	—	726	—	726
Consumer notes issued	—	—	209	—	—	—	209
Preferred share dividends	(5)	—	—	—	(3)	3	(5)
Common share dividends	(450)	—	—	—	—	—	(450)
Increase in notes payable to subsidiary	1,556	—	—	—	—	(1,556)	—
Increase in notes receivable from subsidiary	(1,869)	—	—	—	—	1,869	—
Increase in notes payable to parent	—	—	—	—	1,869	(1,869)	—
Increase in notes receivable from parent	—	—	—	—	(1,556)	1,556	—
Increase in notes receivable from affiliates	—	—	—	—	(335)	335	—
Increase in notes payable to affiliates	—	—	—	—	335	(335)	—
Borrowed (repaid) funds, net	—	(350)	—	—	1	—	(349)
Purchase and cancellation of common shares	(761)	—	—	—	—	—	(761)
Preferred shares redeemed by a subsidiary	—	—	—	—	(1,100)	1,100	—
Common shares issued on exercise of options	103	—	—	—	—	—	103
Preferred shares issued	344	—	—	—	—	—	344

Cash (used in) provided by financing activities	$(1,082)	$(350)	$(2,473)	$—	$(633)	$1,133	$(3,405)

(continued on next page)
MFC 2005 Q2 Report       41

Condensed Consolidating Statement of Cash Flows (continued)

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Cash and short-term investments
Increase (decrease) during the period	$11	$104	$(148)	$(28)	$(1,421)	$5	$(1,477)
Currency impact on cash and short-term investments	—	—	27	3	31	—	61
Balance, January 1	—	9	977	104	7,115	18	8,223

Balance, June 30	$11	$113	$856	$79	$5,725	$23	$6,807

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$—	$9	$977	$104	$7,451	$18	$8,559
Net payments in transit, included in other liabilities	—	—	—	—	(336)	—	(336)

Net cash and short-term investments, January 1	$—	$9	$977	$104	$7,115	$18	$8,223

End of period
Gross cash and short-term investments	$11	$113	$856	$79	$6,164	$23	$7,246
Net payments in transit, included in other liabilities	—	—	—	—	(439)	—	(439)

Net cash and short-term investments, June 30	$11	$113	$856	$79	$5,725	$23	$6,807

42       MFC 2005 Q2 Report

Condensed Consolidating Statement of Cash Flows

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$1,138	$182	$229	$42	$925	$(1,378)	$1,138
Adjustments for non-cash items in net income
(Decrease) increase in actuarial liabilities and policy related items	—	—	(595)	115	1,871	(3)	1,388
Equity in net income of unconsolidated subsidiaries	(1,126)	(198)	(55)	—	—	1,379	—
Net realized investment (gains) losses and other investment items	—	—	(344)	1	(172)	1	(514)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	—	—	(46)	(33)	(458)	—	(537)
Amortization of premium / discount	—	(1)	59	28	71	(1)	156
Other amortization	—	—	3	7	24	—	34
Future income tax expense (recovery)	9	(5)	63	2	180	—	249
Stock-based compensation	—	—	—	—	11	—	11
Non-controlling interest in subsidiaries	—	—	—	—	5	—	5

Net income (loss) adjusted for non-cash items	$21	$(22)	$(686)	$162	$2,457	$(2)	$1,930
Change in other operating assets and liabilities	(63)	(207)	547	2	(922)	(5)	(648)

Cash (used in) provided by operating activities	$(42)	$(229)	$(139)	$164	$1,535	$(7)	$1,282

Investing activities
Purchase and mortgage advances	$(34)	$(345)	$(1,327)	$(208)	$(21,613)	$356	$(23,171)
Disposals and repayments	—	—	1,876	136	20,677	(356)	22,333
Purchase of preferred shares of an unconsolidated subsidiary	(10)	—	—	—	—	10	—
Capital contribution to unconsolidated subsidiaries	—	(13)	—	—	—	13	—
Cash received as part of acquisition of John Hancock Financial Services, Inc.	—	—	—	—	—	2,594	2,594

Cash (used in) provided by investing activities	$(44)	$(358)	$549	$(72)	$(936)	$2,617	$1,756

(1)	includes the operations of John Hancock since April 28, 2004 (see note 3)
(continued on next page)
MFC 2005 Q2 Report       43

Condensed Consolidating Statement of Cash Flows (continued)

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$74	$—	$74
Capital contributions paid by parent	—	—	—	—	13	(13)	—
Repayment of long-term debt	—	—	—	—	(85)	—	(85)
Net redemptions in Guaranteed and Structured Financial Products institutional products	—	—	(1,197)	—	—	—	(1,197)
Bank deposits, net	—	—	—	—	564	—	564
Consumer notes issued	—	—	133	—	43	—	176
Common share dividends	(267)	—	—	—	—	—	(267)
Increase in notes payable to subsidiary	637	—	—	—	—	(637)	—
Increase in notes receivable from subsidiary	(567)	—	—	—	—	567	—
Increase in notes payable to parent	—	—	—	—	567	(567)	—
Increase in notes receivable from parent	—	—	—	—	(637)	637	—
Increase in notes receivable from affiliates	—	—	—	—	(461)	461	—
Increase in notes payable to affiliates	—	355	—	—	106	(461)	—
Borrowed funds (repaid), net	—	241	—	(107)	6	107	247
Purchase and cancellation of common shares	(98)	—	—	—	—	—	(98)
Common shares issued on exercise of options	381	—	—	—	—	—	381
Preferred shares issued by a subsidiary	—	—	—	—	10	(10)	—
Sale of preferred shares of a subsidiary	—	—	—	—	62	—	62

Cash provided by (used in) financing activities	$86	$596	$(1,064)	$(107)	$262	$84	$(143)

(1)	includes the operations of John Hancock since April 28, 2004 (see note 3)
(continued on next page)
44       MFC 2005 Q2 Report

Condensed Consolidating Statement of Cash Flows (continued)

			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
For the six months ended June 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Cash and short-term investments
Increase (decrease) during the period	$—	$9	$(654)	$(15)	$861	$2,694	$2,895
Currency impact on cash and short-term investments	—	—	(61)	—	105	—	44
Balance, January 1	—	3	2,166	3	6,065	(2,683)	5,554

Balance, June 30	$—	$12	$1,451	$(12)	$7,031	$11	$8,493

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$—	$3	$2,166	$3	$6,388	$(2,683)	$5,877
Net payments in transit, included in other liabilities	—	—	—	—	(323)	—	(323)

Net cash and short-term investments, January 1	$—	$3	$2,166	$3	$6,065	$(2,683)	$5,554

End of period
Gross cash and short-term investments	$—	$12	$1,451	$(12)	$7,420	$11	$8,882
Net payments in transit, included in other liabilities	—	—	—	—	(389)	—	(389)

Net cash and short-term investments, June 30	$—	$12	$1,451	$(12)	$7,031	$11	$8,493

(1)	includes the operations of John Hancock since April 28, 2004 (see note 3)
Note 14 ☐ Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.
MFC 2005 Q2 Report       45

Statistical Summary
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2005		2004
	Q2	Q1	Q4	Q3	Q2

Net income	$844	$800	$761	$713	$654
Less: net income (loss) attributed to participating policyholders	5	(1)	5	—	(2)

Net income attributed to shareholders	$839	$801	$756	$713	$656
Preferred share dividends	(4)	(1)	—	—	—

Net income available to common shareholders	$835	$800	$756	$713	$656

Premiums and deposits:
Life and health insurance premiums	$3,670	$3,466	$3,714	$3,847	$3,262
Annuity and pension premiums	913	805	985	1,041	905
Segregated fund deposits	7,285	7,433	6,477	6,451	6,474
Mutual fund deposits	1,661	2,288	2,169	1,334	1,665
ASO premium equivalents	549	527	527	501	424
Other fund deposits	261	322	300	323	230

Total premiums and deposits	$14,339	$14,841	$14,172	$13,497	$12,960

Funds under management:
General fund	$170,432	$168,545	$169,142	$174,347	$181,036
Segregated funds	128,730	120,814	117,890	111,182	113,850
Mutual funds	35,137	34,192	34,474	33,395	34,877
Other funds	29,704	26,638	26,171	27,217	30,123

Total funds under management	$364,003	$350,189	$347,677	$346,141	$359,886

Capitalization:
Long-term debt	$2,597	$2,902	$2,948	$3,067	$3,030
Liabilities for preferred shares and capital instruments	1,961	1,940	1,950	1,967	2,018
Non-controlling interest in subsidiaries	148	142	136	271	273
Equity
Participating policyholders’ equity	164	149	150	145	145
Shareholders’ equity
Preferred shares	344	344	—	—	—
Common shares	14,528	14,593	14,646	14,714	14,552
Contributed surplus	97	98	102	111	143
Retained earnings and currency translation account	9,010	8,459	8,203	8,558	9,066

Total capital	$28,849	$28,627	$28,135	$28,833	$29,227

Selected key performance measures:
Basic earnings per common share	$1.05	$0.99	$0.93	$0.88	$0.93
Diluted earnings per common share	$1.04	$0.98	$0.92	$0.87	$0.92
Return on common shareholders’ equity (annualized)	14.3%	14.1%	13.0%	12.0%	14.0%
Book value per common share	$29.64	$28.84	$28.42	$28.78	$29.31
Market value to book value ratio	1.97	2.00	1.95	1.93	1.84
Market capitalization ($ billions)	46.7	46.4	44.7	45.0	43.8
Common shares outstanding (in millions)
End of period	797	803	808	813	811
Weighted average — basic	799	806	810	811	706
Weighted average — diluted	806	814	818	819	712
46       MFC 2005 Q2 Report

Shareholder Information
Manulife Financial
Corporation Head Office
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Web site: www.manulife.com
Investor Relations
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
South Tower, 11th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com
Transfer Agent and Registrar
Contact our Transfer Agent for
information regarding your shareholdings,
including changes of address, changes in
registration, direct deposit of dividends
(Canada, United States and Hong Kong),
lost certificates, to eliminate duplicate
mailings of shareholder material or to
receive shareholder material electronically.
Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in
Montreal, Halifax, Winnipeg, Vancouver
and Calgary.
Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420, South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail: shrrelations@mellon.com
Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2685
Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
MFC Annual Report and
Proxy Circular
This Report to Shareholders is also
available online at www.manulife.com
Ratings
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.
As at June 30, 2005, Manulife Financial had total capital of Cdn $28.8 billion, including Cdn $23.6 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.
As at June 30, 2005, there were 797 million common shares outstanding.

	Toronto	New York	Hong Kong	Philippines
April 1 - June 30, 2005	Canadian $	United States $	Hong Kong $	Philippine Pesos

High	$60.70	$49.25	$379	P	2690
Low	$55.76	$44.84	$351	P	2400
Close	$58.51	$47.81	$378	P	2690
Average Daily Volume (000)	1,534	298	17		1

MFC 2005 Q2 Report       47

www.manulife.com

Manulife Financial Corporation
Head Office	Investor Relations
200 Bloor Street East	Tel: 1-800-795-9767
Toronto, ON, Canada M4W 1E5	Fax: (416) 926-3503
Tel: (416) 926-3000	E-mail: investor_relations@manulife.com

The following Manulife Financial documents are available online at www.manulife.com
•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

•	Public Accountability Statement

•	Corporate Governance material

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Detach here.

Consent to receive documents electronically
To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.
I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.
Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print

Shareholder Name

Contact Phone Number

Shareholder e-mail Address

Shareholder Signature	Date

Electronic documents available from Manulife Financial
Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.
The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material
These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.
We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.
Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.
You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 47.
YOU CAN REGISTER FOR THIS SERVICES ONLINE OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (FOR ONLINE ACCESS AND MAIL ADDRESSES PLEASE SEE PAGE 47).